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The Truth About Macros

Premiums, discounts and the roll yield curve.

by: Jim Wiandt and Matt Hougan

March/April, 2007

Macros: Rarely has one product excited—and confused— so many investors at the same time. The brainchild of Robert Shiller, Alan Weiss and Sam Masucci, Macros are exchange-traded products with a twist: rather than being tied to a particular index or commodity, they can be tied to...anything. Real estate prices, unemployment rates, GDP growth, currency fluctuations...they are all game.

By opening up these markets, supporters say that the Macros herald a new world of risk control, taking our largest personal and macroeconomic risks and salving them with the calm order of easily tradable hedges.

The idea brings to mind Peter Bernstein’s 1996 book, Against the Gods: The Remarkable Story of Risk. In that book, Bernstein argues that mankind has achieved a kind of “mastery over risk.” The Internet bubble revealed the flaws in Bernstein’s theory, but the Macros rekindled the flame. If we can truly hedge the risk of...everything...we might one day lay our financial worries to rest.

The promise and hope surrounding the Macros reached a fever pitch last fall, as the first products, tied to the price of crude oil futures, wended their way through the Securities and Exchange Commission (SEC). Those first Macros were seen by many as a test case: a way for Shiller’s company, MacroMarkets LLC, to prove that the Macros worked. With any luck, they would attract enough assets to support more sophisticated products tied to things like housing, inflation and unemployment.

There were skeptics, of course: skeptics who questioned the choice of oil for the first products; skeptics who wondered how the products would trade; skeptics who asked if anyone truly understood how the Macros worked. But through it all, the Macro supporters express confidence.

“When we filed with the SEC for the Macroshares product structure, we knew the process would require patience and market education,” said Sam Masucci, President and CEO of MacroMarkets LLC. “Not being first to market with oil was not a major concern for us because the market education process is the most important hurdle for any new product structure. With the launch of oil Macros, Claymore and MacroMarkets are now positioned to build the Macroshares franchise to introduce new asset classes and risk management tools to investors.”

Added David Hooten, CEO of Claymore Securities, which partnered with MacroMarkets to launch the funds, “[W]e consider Claymore Macroshares to be the next generation of exchange-traded securities.”

When the oil Macros started trading in November, however, the skeptics had a field day. Almost immediately, the Macros started trading at large spreads to their targeted net asset value (NAV). On January 16, for instance, market observer Greg Newton noted that the Claymore Macroshares Oil Up fund (AMEX: UCR) was trading at a 13 percent premium to its NAV, while the Claymore Macroshares Oil Down fund (AMEX: DCR) was trading at a 10 percent discount.1

The very idea of an exchange-traded fund (ETF) and its cousins 2 is predicated on mechanisms that keep the NAV and the share price in alignment. These were some of the largest premiums and discounts ever seen in the industry, and they called into question the very nature of the funds.

And then came disaster. On December 26-27, a perfect storm of circumstances conspired to send the price of the up Oil Macro (UCR) spiraling to a huge premium above the NAV. What happened, according to industry insiders, was that a large broker wanted to put on a short position, but there was no one to do a creation because the specialist responsible for the product was simply not present on those fateful days. No one else could do a creation, as the product had just one Authorized Participant at the time. To cover the short, the large buyer bought everything, sending the premium to dizzying heights.

As this article was being written, the discrepancy between the NAV and the share price had narrowed considerably (and a number of additional Authorized Participants had entered the market). The discrepancy had not, however, disappeared: UCR was trading at a 6.70 percent premium to NAV, while DCR was trading at a 6.42 percent discount.

The continued discrepancies raise some serious questions. Is the problem permanent? Can it be overcome? More controversially: Is it really even an ongoing problem, now that the perfect storm has passed? And ultimately, will the Macros deliver on their promises, or will they disappear in a poof of unrealized dreams?

What Is A Macro, Anyway?

The place to start answering those questions is at the beginning, by explaining what Macros are. The MacroMarkets Web site defines them as follows:

Macro Securities (Macros) are equities designed to track the positive (upward) performance, or inverse (down) performance, of a benchmark index, price, value or economic indicator. The patented process uses pairs of related securities to enable investors to gain exposure, or manage risks they already have, to liquid or illiquid asset categories?

Got that? Umm ... maybe not. A real-life example will help make things clearer.

Macros are funds that are tied to the value of some index or indicator. In the case of the oil Macros, they track the most current crude oil futures contract trading on the New York Mercantile Exchange (NYMEX).

The funds are always issued in pairs, and the pairs are interlinked. In this case, one fund (UCR) trades up as the price of crude oil futures rise and one fund (DCR) trades down (and viceversa). Imagine a teeter-totter, or someone pouring water back and forth between two glasses.

When the funds were launched, both were priced at $60/share. The idea was that when the price of the oil contract rose by $2/barrel, the value of UCR would rise to $62/share, while DCR fell to $58/share.

The funds hold only short-term Treasuries and cash equivalents; they do not hold oil contracts. They are linked to the price of oil by a pledge: the funds agree to shuttle assets back and forth based on fluctuations in the price of the futures. (The Treasuries, not incidentally, pay interest income into the funds, allowing them to earn competitive interest rates around 5 percent per year—increasing the performance for both the up and down Macros ETFs by that amount.)

This is the key point. The beauty of the Macros system is that the funds do not have to hold the underlying asset. In the end, it’s like a bet: I’ll give you a dollar if the price of oil goes up; you give me a dollar if the price of oil goes down. Wall Street and big institutional investors call this a “total return swap.” The Macros, essentially, are tiny total return swaps.

One quirk of the funds is that the products will terminate if the price either falls or rises too much. After all, teeter-totters can only go so high and so low. In the case of the crude oil Macros, if the reference futures contract falls to $9/barrel...or rises above $111/barrel...for three consecutive days, the Macros will begin a termination process. The products will continue trading until the end of the calendar quarter, but they will stop then, because the underlying assets will have become unbalanced. Prior to or during the termination process, MacroMarkets would seek approval from the SEC for a new Macro at the current market price. The group has proposed a process that would allow current investors to roll their assets into the new reset fund with additional capital.

Premiums: Problem Or Potential Benefit?

The question of what allowed the huge premiums and discounts to develop with the crude oil Macros is a hot one, and has been actively debated in the press. Rather than reinvent the wheel here, we’ll draw on the aforementioned Greg Newton’s analysis. Newton, who minces no words, wrote in January that:

[t]he new, complex and lightly traded Claymore Macroshares... is [sic] in serious trouble, with unbalanced demand, and their specialist’s inability to address the products’ challenges, contributing to their absolute failure to perform as advertised.

Aside from the above-referenced D-day for the fund, the problem seems to stem from the practicality of the Macros, rather than the concept. According to Bill Belden, managing director at Claymore, the funds’ NAVs have tracked the benchmark exactly as designed. Brad Zigler, the resident Curmudgeon here at the Journal of Indexes and a former futures executive, calculates the R-squared correlation between the two Macro NAVs and the nearby futures contract at 99 percent. 3

Investors can’t trade at NAV, however, and that’s where the Macros come a-cropper. Explaining why the funds have traded at such huge premiums and discounts is not easy. Most media reports have reached for a single answer, when in reality the situation is far more complex.

On the one hand, the structure of the funds makes it hard for arbitrageurs to do their work.

“There’s no question that the market is having a tough time digesting the concept,” said Belden, in an article Newton wrote on the topic for the Exchange- Traded Funds Report. “Compared with a conventional ETF, it’s a sophisticated instrument that is more challenging to hedge.” 4

With a regular ETF— one tied to, say, the S&P 500—the hedging is easy. If the ETF ever trades at a major discrepancy to its benchmark, arbitrageurs take advantage by buying the underlying stocks and exchanging them for ETF shares. The profit from this difference is instant...and almost risk-free.

But the Macros are only created and redeemed in pairs. If you create new Macros, you create both Up and Down shares in equal amounts. The same is true if you redeem the shares. Therefore, there’s no way to capitalize on the premiums and/or discounts on one side of the ledger: you might “profit” from the Up shares that trade at a premium, but you’d lose an equal amount on the Down shares that sell at a discount.

Claymore admits as much in its literature, but makes a strong case that the hedging issue won’t be such a big deal:

Claymore MACROshares seek to offer efficient tracking of the price performance of a benchmark price. Investor demand may cause either Claymore MACROshares Trust to trade at a premium or discount to the Trust’s underlying value, but the daily redemption and creation process of the paired Claymore MACROshares Holding Trust is expected to mitigate these pricing dispersion issues [emphasis added].

This text is still available on the Claymore Web site, although it appears to fall short of reality.

A big part of the problem is that investors haven’t had an equal appetite to bet for and against the price of oil. Initially, the bulk of demand has been on the “up” side. That has left the specialist for the fund—Bear Wagner—with a tricky wicket: they were forced to create new shares to satisfy the “up” demand, but were unable to sell all the Down shares easily. The resulting premium for the Up shares—and discount for the Down shares—lies at the root of the problem.

Dancing The Contango

There is another, more complicated explanation—and one that is more favorable to MacroMarkets. It has to do with one of the most poorly understood concepts in finance: the “roll yield.”

The oil Macros track the performance of a “rolling” position in NYMEX crude oil futures. That means that the funds always follow the “next” available contract: the May contract in April, the June contract in May, etc. NYMEX oil futures settle on the third Friday of every month. The Macros track a given contract up to the eleventh business day of the calendar month, and then switch—or “roll”—to the next contract.

The expiring contract and the next month contract typically are not priced the same. Crude oil for delivery today might cost $60/barrel, but for delivery next month it might be $55/barrel...or $70/barrel. As you roll a futures contract from one month to the next, you capture this change in value. It’s known as the “roll yield.”

The “roll yield” can be either positive or negative, and it can have a huge impact on returns. Historically, in fact, it has been the largest single contributor to commodities returns; larger than the change in the spot price. Recently, the markets have been in what’s called “contango,” where the out-month futures contracts cost more than the near-month contracts. As a result, the roll yield has been negative, which has significantly hurt commodities investors. The opposite situation is called “backwardation.”

This issue of roll yield and contango is largely unknown to ETF shareholders. Futures and commodities-related investments were, until recently, the province of institutional investors and sophisticated audiences like hedge funds. The recent launch of ETFs providing low-cost exposure to this space has significantly diversified the types of investors allocating to commodities, but too little education has been done regarding contango and roll yield. A lot of investors got hurt last year, for instance, when the Goldman Sachs Commodities Index tumbled 15.09 percent—despite flat commodities prices. Investors need to understand that the oil prices they hear about on the evening news are not the same ones they see in their portfolios.

What’s important to understand vis-à-vis the oil Macros is that they smooth out this roll yield. For the underlying futures contracts, the price of the “May” contract may be $65/barrel, while June costs $70/barrel. But the price of the Up oil Macros won’t jump from $65/barrel to $70/barrel on the day the contract expires. Instead, it will gradually build in this change in price over the course of the contract. Moreover, it will build in, not just the June roll yield, but also some part of the July, August, September, and future rolls. After all, the Macros don’t expire with each contract; they keep going.

This “long-term roll yield effect” will, in and of itself, make the funds detach from their benchmarks. The NAVs may track perfectly, but the funds will price in this effect. This may actually be to the funds’ advantage, offering investors a unique perspective on the market.

Remember, the Macros are very different from, say, the U.S. Oil Fund (AMEX: USO) from Ameristock. USO owns the exact futures contracts that it is benchmarked against. Therefore, any roll yield accrues to both the futures and the shares at the same time. Macros, in contrast, own only Treasuries, and are benchmarked against a rolling futures position stretching out into the future. Investors purchasing the Macros are in effect purchasing this “roll yield curve,” even if it doesn’t show up in the NAV. As a result, some premium/discount is virtually inevitable. This isn’t a flaw, per se; it is just something that investors need to understand. And unfortunately, it’s impossible to say exactly how much of the tracking error is due to this roll yield effect.

Specialists

Ultimately, keeping prices in line is the job of the specialists, and whether it was due to the product structure or insufficient support, the specialists in this situation failed to keep pace. They simply didn’t supply enough liquidity to the market, or couldn’t find a way to hedge enough exposure to allow the fund to track more in line with the NAV.

Today, with the premiums/discounts down in the 6 percent range, it’s entirely possible that the bulk of the discrepancies are due to the “roll yield premium.” Either way, Claymore has been working aggressively to attract more Authorized Participants to trade the shares.

Was Oil The Wrong Bet?

Many people are frustrated that MacroMarkets decided to launch the first Macros based on crude oil futures. While the Macros were the first oil product in registration, another crude oil futures ETF—the aforementioned USO—was first to market, and attracted nearly $1 billion in assets before the Macroshares ever launched. In addition, crude oil futures are very liquid, and there are many other ways for investors to tap into oil: they can buy shares of Exxon-Mobil (NYSE: XOM), or any one of a number of oil-focused equity ETFs. Given the great promise of the Macros structure, oil seemed like a bit of a cop-out; it was like opening a gourmet ice cream store and only serving vanilla (because it’s popular) to fund the development of exotic fruity flavors.

The problem was made worse by the expense ratio. The Macros charge 1.6 percent, compared to 75 basis points for USO. The Macros do have certain advantages over USO, however. For one, straight futures investments (and ETFs that hold futures) do not allow you to defer capital gains: all positions are “marked-to-market” at year-end, and investors pay taxes on a 60/40 split (60 percent long-term gains, 40 percent short-term gains). Because the Macros don’t actually hold futures, they should not be subject to this rule. As a result, a shareholder who holds Macros for more than one year will only be subject to long-term gains. More importantly, they will be able to defer taxes entirely until they sell. In addition, the Macro funds are currently paying out over 3 percent in annual yield. Of course, income taxes must be paid on any interest paid by the underlying Treasuries, which, as mentioned, account for the majority of the underlying portfolio value. The tax ramifications of futuresbased ETFs are large and, unfortunately, are poorly understood by the vast majority of investors. The Macros have certain advantages in this area.

The Macros also offered certain advantages for institutional clients, some of whom are restricted from either shorting securities or owning commodities. Because owning the Down Macro is actually a long position, and because the funds do not actually hold any commodities, conniving institutions could make an end-run around these rules by using the Macros.

Given these advantages, the Macros will likely attract some assets ... if they can trade in a smooth manner. Nonetheless, the choice of oil disappointed many, and struck some as a bit of a test run. When the products traded off- NAV, people shook their fingers at the choice. After all, it was the lack of volume—coupled with the contango—that led to the trading problems. If the funds had been instant hits, or been in a market with less contango, or been first to market, they might have traded better.

Ironically, the oil Macros were supposed to be a volume and revenue driver for the rest of the Macros; a way of winning SEC approval for the structure before moving to more arcane financial measures like employment, GDP growth and (especially) home prices. These more esoteric asset classes would have meant additional regulatory hurdles in the approval process, and launching a fund with a unique product structure AND a unique asset class may have been impossible. The oil Macros were at least able to make it to market.

Is The Basic Structure Flawed?

As yet, MacroMarkets has not filed any additional Macros with the SEC. The most obvious next step would be a housing product. Shiller, one of the founders of MacroMarkets, is famous for having started the Case-Shiller Home Price Indexes, which underscore futures contracts at the Chicago Mercantile Exchange (CME) and are among the most popular measures of U.S. housing prices. With surging interest in the fate of home prices right now, an equitized, exchange-traded product would likely be a hit with investors.

The shortcomings of the Macros structure might make that difficult, however. Despite being incredibly innovative in theory, the structure depends on heavy intervention when market demand between paired trades is imbalanced. Unfortunately, there’s no way around this.

What’s especially worrisome is that the specialists for the oil ETFs at least had the option of taking corresponding positions in the related oil futures contracts as a way to hedge any unbalanced “down” positions. And yet, they choose not to. That’s disconcerting because oil futures are the most liquid financial contract in the world. If there were a housing Macro, the corresponding hedge would be significantly less liquid. If the Macro focused on GDP, there would be no hedge. (And let’s not even mention what would happen if the trend towards all-electronic trading eliminates specialists altogether.)

Still, there are ways to make things work. One radical idea would be to move towards the European model, wherein the specialists get some stake in the fund’s total assets (say, 2 or 5 basis points annually), giving them increased incentive to get things right.

The other half of the solution is one of education: if investors—and the media—better understood the issues of contango and roll yield, they would be better prepared to understand what’s happening with the Macros.

The Promise Still Exists

The unfortunate thing about the difficulties the Macros have encountered is that they remain an important idea in theory. If the Macros worked, they could be a real boon to people trying to take some of the arbitrary risk out of their lives. The ideas underlying the Macros have the possibility to significantly alter the financial investing landscape and the way people view risk. For most people, for instance, the single largest financial “asset” we have is our job. But we are all more-or-less exposed to the next major recession, or, should it happen, another depression. There is no easy way to hedge this exposure. What if we had a tradable security linked to the unemployment rate?

One issue is that the Macro-style products lend themselves to leverage. If America enters a new depression, a 5 percent bet against unemployment won’t do much; you’d want a levered bet. Ditto housing: it would be hard to hedge a $300,000 home with an unleveraged equity product. To that end, the housing futures and options already trading based on the Case-Shiller indexes may be a better fit than a housing Macro for insurance purposes.

Then again, few individual investors (or even advised investors) venture into the scary world of futures trading. And there’s no reason that the Macros couldn’t work with leverage; in fact, the housing Macros would almost have to, and likely will. In that case, the Macro ETFs could have a democratizing effect on the market. (With the heated debate about housing prices, you can be sure that speculators would come into the market regardless of whether the product was leveraged or not).

Equities, Too?

There’s an even bigger possibility for the Macros if the NAV tracking issue can be figured out. Because Macros can be applied to anything, most people want to apply them to unusual things like GDP. But if you applied the structure to something as boring as the S&P 500, the result could be quite interesting. Because the Macros earn interest from their Treasuries investments, the funds would—in theory—outperform any direct investment in the underlying stocks. They would function as a kind of low-cost portable alpha product. What Will We See Next? The ideas behind the Macros are smart and ambitious, but can the reality meet the idealism? That remains to be seen. Ultimately, you have to think that the arbitrageurs will figure out some way to hedge the exposure ... and the specialists will find some way to be compensated for promoting liquidity. For now, however, the proof is in the proverbial pudding. Claymore and MacroMarkets must get it right quickly with the oil Macros, improve disclosure about the contango aspects, and then proceed from there. If they do that ... soon ... the possibilities are endless. If they fall short, the Macros could join the Country Baskets and the FITRs in the dustbin of ETF history. Only time will tell...

What Will We See Next?

The ideas behind the MACROs are smart and ambitious, but can the reality meet the idealism? That remains to be seen. Ultimately, you have to think that the arbitrageurs will figure out some way to hedge the exposure ... and the specialists will find some way to be compensated for promoting liquidity.

The revolution, however, will surely be delayed. We can be sure that the SEC was watching these developments closely, and is none-to-happy with the huge premiums and discounts that occurred at launch. Claymore and MacroMarkets must get it right quickly with the oil MACROs, improve disclosure about the contango aspects, and then proceed from there. If they do that, soon, the possibilities are endless. If they fall short, the MACROs could join the Country Baskets and the FITRs in the dustbin of ETF history. Only time will tell.

Endnotes

1. Newton, Greg, “Crude Critics Miss The Point,” NakedShorts blog (http://nakeshorts.typepad.com), January 18, 2007.

2 . Note that the Macros are not technically exchange-traded funds, but rather, exchange-traded trusts.

3 . Zigler, Brad, “Cavaet Emptor,” HardAssetsInvestor.com, March 30, 2007.

4 . Newton, Greg, “Crude ETF Critics Miss The Point,” Exchange-Traded Funds Report, February 2007.

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MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the Claymore MACROshares Oil Down Holding and Tradeable Trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.